Contacts:

Lorus Therapeutics Inc.	Media Contact:	US Investor Relations
Bruce Rowlands	Eliza Walsh / Amy Banek	Tim Clemensen
Senior Vice President	Mansfield Communications	Rubenstein Investor Relations
(416) 798-1200 ext. 338	(416) 599-0024 / (212) 370-5045	(212) 843-9337
browlands@lorusthera.com	eliza@mcipr.com/amy@mcipr.com	tim@rir1.com

TSX:

LOR

AMEX:

            LRP

LORUS SIGNS AGREEMENT WITH JAPAN’S

SUMITOMO PHARMACEUTICALS AND KOKEN CO. LTD..

Lorus and a leading Japanese pharmaceutical company agree to develop anticancer drug -

    TORONTO, April 5 /CNW/ - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, announced that it has signed a collaboration agreement with Japan's leading pharmaceutical company, Sumitomo Pharmaceuticals Co. Ltd. and Koken Co. Ltd.

    According to terms of the agreement, Lorus will provide Sumitomo proprietary antisense oligonucleotides complementary to Thioredoxin mRNA, specifically the lead drug candidate, GTI-2601. The collaboration agreement provides for Lorus, Sumitomo and Koken to jointly own the compounds that result from this collaboration (Lorus: Sumitomo and Koken, 1:1). Financial terms of this agreement were not disclosed.

    Thioredoxin is involved in tumor formation, progression and metastasis (spread of tumor cells) by a variety of mechanisms. Tumor samples from patients with lung, colon, cervical, gastric and hepatocellular carcinoma, squamous cell carcinoma, myeloma, non-Hodgkins lymphoma, mesothelioma, and acute lymphocytic leukemia, show elevated levels of Thioredoxin. Furthermore, expression levels of Thioredoxin correlate with disease prognosis.

    Over-expression of Thioredoxin has been linked with resistance to chemotherapeutic agents. Given these observations, reducing the level of Thioredoxin with antisense drug should interfere with multiple pathways that lead to cancer progression. Through an in vitro and in vivo screening process, Lorus has demonstrated that GTI-2601 has target and sequence specific anti-cancer activity in vitro; using cultured human cancer cells, and potent anti-tumor and anti-metastatic activity in vivo in animal models of human cancers.

    Sumitomo and Koken have developed an advanced delivery system based on collagen complexed with macromolecules. Published data, from a study using a pre-clinical animal disease model, demonstrate that injection of the delivery technology complexed to antisense oligonucleotides is more effective than uncomplexed oligonucleotides.

Furthermore, improved efficacy was demonstrated at decreased doses. Coupled with an effective antisense drug like GTI-2601, against a proven cancer target, this technology holds much promise from efficacy, safety, manufacturing and commercial perspectives.

    "We are pleased to collaborate with one of Japan's leading pharmaceutical companies and with a leading collagen company. We believe that this important value added delivery technology will provide a significant advantage from a scientific and commercial point of view to Lorus' portfolio of antisense drugs," said Lorus CEO Dr. Jim Wright.

 About Lorus

    Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

    Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.